File No. 83-1

Regulation IA

Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

AMENDED REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of the Bank’s

Series No. 899

U.S.$60,000,000 4.05 percent Notes due September 29, 2028

Filed pursuant to Rule 3 of Regulation IA

Dated: February 8, 2024

File No. 83-1

Regulation IA

Rule 3

This Amended Report to amend the current Report on Form DSTRBRPT filed by the Bank on January 19, 2024 (the “Original DSTRBRPT”), is filed solely to correct the date on the cover page of the Pricing Supplement (Exhibit B to the Original DSTRBRPT) from January 16, 2023 to January 16, 2024 and to file a copy of the amended Pricing Supplement, attached to this Amended Report as Exhibit B.

Exhibit B

EXECUTION VERSION

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 899

USD 60,000,000 4.05 percent Notes due September 29, 2028 (the “Notes”)

Issue Price: 100.00 percent

No application has been made to list the Notes on any stock exchange.

BMO Capital Markets

The date of this Pricing Supplement is January 16, 2024

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 899

USD 60,000,000 4.05 percent Notes due September 29, 2028

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the “Conditions”) set forth in the Prospectus dated July 28, 2020 (the “Prospectus”) (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom (“UK”) Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”)). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the “Bank”) under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	899

2.	Aggregate Principal Amount:	USD 60,000,000

3.	Issue Price:	USD 60,000,000, which is 100.00 percent of the Aggregate Principal Amount

4.	Issue Date:	January 19, 2024

5.	Form of Notes (Condition 1(a)):	Registered only

6.	New Global Note:	Not Applicable

7.	Authorized Denomination(s) (Condition 1(b)):	USD 1,000.00 and integral multiples of USD 1,000.00 in excess thereof

8.	Specified Currency (Condition 1(d)):	United States Dollars (“USD”) being the lawful currency of the United States of America

9.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 899

USD 60,000,000 4.05 percent Notes due September 29, 2028

10.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD

11.	Maturity Date (Condition 6(a); Fixed Interest Rate and Zero Coupon):	September 29, 2028

12.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))

13.	Interest Commencement Date (Condition 5(III)):	Issue Date (January 19, 2024)

14.	Fixed Interest Rate (Condition 5(I)):

	(a) Interest Rate:	4.05 percent per annum

(b) Fixed Rate Interest Payment Date(s):

Semi-annually in arrear on January 19 and July 19 in each year, commencing on July 19, 2024, up to and including the Maturity Date; provided that there will be a short final coupon with a final Interest Payment Date of September 29, 2028.

Each Fixed Rate Interest Payment Date is subject to the Business Day Convention, but with no adjustment to the amount of interest otherwise calculated.

	(c) Business Day Convention:	Following Business Day Convention

	(d) Fixed Rate Day Count Fraction(s):	30/360

15.	Relevant Financial Center:	New York

16.	Relevant Business Days:	New York

17.	Issuer’s Optional Redemption (Condition 6(e)):	No

18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

19.	Governing Law:	New York

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 899

USD 60,000,000 4.05 percent Notes due September 29, 2028

Other Relevant Terms

1.	Listing:	None

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	The Depository Trust Company (DTC), Euroclear Bank SA/NV and/or Clearstream Banking S.A.

3.	Syndicated:	No

4.	Commissions and Concessions:	USD 10,000

5.	Estimated Total Expenses:	The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.

6.	Codes:

	(a) Common Code:	275167851

	(b) ISIN:	US45818WEY84

	(c) CUSIP:	45818WEY8

7.	Identity of Dealer:	BMO Capital Markets Corp.

8.	Provisions for Registered Notes:

	(a) Individual Definitive Registered Notes Available on Issue Date:	No

	(b) DTC Global Note(s):	Yes, issued in accordance with the Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank, Citibank, N.A., London Branch as Global Agent, and the other parties thereto.

	(c) Other Registered Global Notes:	No

9.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 899

USD 60,000,000 4.05 percent Notes due September 29, 2028

10.	Selling Restrictions:

(a) United States:

Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:

The Dealer represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

(c) Singapore:

In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 899

USD 60,000,000 4.05 percent Notes due September 29, 2028

(d) General:

No action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
	Name:	Gustavo Alberto De Rosa
	Title:	Chief Financial Officer and
General Manager, Finance Department

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 899

USD 60,000,000 4.05 percent Notes due September 29, 2028